

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

David Sobelman
President and Chairman of the Board
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street
Suite 3300
Tampa, FL 33602

> **Re: GENERATION INCOME PROPERTIES, INC.**
> **Amendment No. 6 to Form S-11**
> **Filed June 17, 2021**
> **File No. 333-235707**

Dear Mr. Sobelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2021 letter.

Amended Registration Statement on Form S-11 filed June 17. 2021

Registration Statement Fee Table, page i

1. The maximum aggregate offering price was calculated based upon the mid-point of the price range, rather than the maximum. Please revise the calculation to cover the maximum aggregate offering price. Similarly revise the legality opinion.

Prospectus Cover Page , page i

2. We note the disclosure that "the underwriters have informed us that the gross proceeds of this offering will not be less than $15,000,000." However, using the minimum of the price range of $11 will result in $13.75 million. Please reconcile or explain the statement

from the underwriters. Please also explain the reference in the overallotment to issuing additional common stock and/or warrants rather than units.

Exhibits

3. We note that the legality opinion includes in assumption 3 that "such party's obligations (including the Company's) set forth therein are legal, valid and binding." As this relates to the company's obligations, this is an inappropriate assumption as it assumes away the relevant portion of the opinion. Also, please revise the opinion to opine upon the units being registered in this offering.

General

4. We note the exclusive forum provision in Section 4(e) of the warrant agreement filed as Exhibit 4.9 identifies the state and federal courts of the city of New York, borough of Manhattan as the exclusive forum for litigation arising under the warrant agreement. Please provide clear disclosure of this provision in the prospectus, including whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

 You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Curt Creely, Esq.